JOURNEY RESOURCES CORP.
1208 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

GRENVILLE GOLD CORPORATION
Suite 207 – 475 Howe Street
Vancouver, B.C. V6C 2B3
Tel: (604) 669-8842

JOINT NEWS RELEASE

February 21, 2008

JOURNEY AND GRENVILLE GOLD
COMMENCE WORK PROGRAM ON SILVERIA PROPERTY

VANCOUVER, BRITISH COLUMBIA - Journey Resources Corp. (“Journey”) (TSX-V: JNY, FRANKFURT: JL4, OTCBB: JNYRF) and Grenville Gold Corporation (TSX-V: GVG.V, OTCBB: GVLGF.PK, FRANKFURT: F9I.F, WKN: A0KELU) (“Grenville”) are pleased to announce the commencement of an exploration program on the Silveria Property located in the Huarochiri Province of Peru (the “Property”).

Journey is commencing an aggressive exploration program with the intention of re-sampling select underground ore blocks to verify historic grades, while at the same time mapping and sampling outcropping veins in order to develop a drill program designed to test the strike extension and down-dip extension of the larger veins. The geological team is currently on site at the Silveria Property and is comprised of six international geologists.

Jack Bal, president of Journey comments: “The Silveria project has attracted a remarkable geological team, headed by our recently appointed VP, Explorations, Dr. Chris Wilson. The geological team is planning to camp on site, using existing mine buildings for accommodations and an office. This will allow for a more aggressive and cost-effective work program”.

There are four main areas at the Silveria Property which will be the focus of the exploration program in the first and second quarters of 2008: 1) an existing resource in un-mined underground ore blocks; 2) the unmined depth and strike extensions of known veins; 3) the untested outlying gossanous and altered areas; and 4) the tailings on the Property.

Underground re-sampling of selected veins will be conducted in order to verify the historic grades of remaining ore blocks. Peruvian Mining Law allows for mining operations of up to 500 tons per day without the need for additional government permitting. The underground sampling program will focus on defining a JORC and NI43-101 compliant resource, for the purposes of a scoping study planned for the third and fourth quarters of 2008.

Detailed mapping of the field area will focus on identifying the strike and depth extensions of known veins, and untested veins under cover, in order to design a diamond drill program, which is also intended to commence during the third quarter of 2008.

Gossans and areas of strong clay alteration which occur in the valleys surrounding the Silveria Property remain largely untested. Reconnaissance mapping and rock chip sampling is planned to assess the potential of these areas. An orientation survey of the various tailings at the Silveria Property will also be conducted in order to determine tonnage and grades.

A diamond drilling program is planned to commence in the third quarter of 2008. A surface drill rig will target the strike and depth extensions of veins which can be drilled from the surface and veins which have not yet been mined. An underground diamond drill rig will be used to target the depth extension of high grade ore shoots identified during underground re-sampling and from existing mine plans.

Journey has implemented a robust Quality Analysis and Quality Control protocol which includes the insertion of field blanks, certified reference standards and staged duplicates into the sample stream. Samples will be submitted in batches and laboratory performance will be monitored on an ongoing basis.

Mr. Paul Gill, President of Grenville, commented: “We are pleased to be commencing a work program on the Silveria Property designed to advance the information base and define our exploration and development potential.”

Journey Resources Corp. is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol: JNY) and the Frankfurt Stock Exchange (Symbol: JL4). The Company is currently exploring four advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Gold Project, the Empire Mine Project and the Silveria Project. The Vianey Mine Project consists of concessions totaling 5,022 hectares in Guerrero State west of Mexico City, Mexico. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer. The Empire Mine Project is a poly-metallic skarn deposit containing copper, zinc, gold and silver ores. The Silveria Property comprises 3959 hectares, approximately 80 kilometers east of Lima, Peru and 30 kilometers south-west of Peru Copper’s Toromocho property and Pan American Silver's Morococha Mine. In addition, the Company recently entered into agreements whereby its has agreed to purchase a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain Property in Lima, Peru. The Silver Mountain Property is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver's Morococha Mine.

Grenville Gold Corporation Grenville Gold www.grenvillegoldcorp.com is a junior resource company seeking prospective properties in Peru. The Company has two operating subsidiaries: a 90%-owned Peruvian subsidiary which owns the Silveria, Espanola and the Chorobal Properties, and the 50% owned Parkman Diamond Corp. in Ontario, Canada which owns the Parkman Diamond Prospect. Grenville Gold plans to leverage the experience of its board and management in exploration and mining to develop its growth strategy in North and South America.

ON BEHALF OF JOURNEY RESOURCES CORP. AND GRENVILLE GOLD CORPORATION

“Jatinder (Jack) Bal”	“A. Paul Gill”

JATINDER (JACK) BAL	A. PAUL GILL
President & CEO	President & CEO
JOURNEY RESOURCES CORP.	GRENVILLE GOLD CORPORATION

For further information on Journey Resources Corp., contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jackbal@journeyresourcescorp.com, or visit our website at www.journeyresourcescorp.com

For further information on Grenville Gold Corporation, please contact Mario Drolet of MI3 Financial Communications at (514) 904-1333, or A. Paul Gill at (604) 669-8842, e-mail at pgill@grenvillegold.com , or visit our website at www.grenvillegoldcorp.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the TSX Venture Exchange, the British Columbia Securities Commission, the Ontario Securities Commission, and the Alberta Securities Commission.